EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Re: Immediate report - dismissal of motions to certify derivative claims

In September 17, 2014, the Company received a ruling of the same day rendered by the Tel Aviv District Court (Economic Division), which dismissed two motions to certify derivative claims against (current and former) officers of the Company, on grounds, inter alia, that the officers of the Company decide upon a distribution of dividends and the taking of loans by the Company, during the period relevant to the two motions, in breach of their duties towards the Company, in a conflict of interest and while harming the interests of the Company (for further details of such proceedings, see Section 2.18(f) of Chapter A of the Company's 2013 periodic report).

According to the ruling, the Court decided to dismiss the two motions to certify the derivative claims after finding, inter alia, that no proof had been achieved that the respondents (the officers) made such decisions in bad faith or that they acted in excess of their prerogative framework, or that they harmed the interests of the Company.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.